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                          April 8, 2022

       Alon Seri-Levy, Ph.D.
       Chief Executive Officer
       Sol-Gel Technologies Ltd.
       7 Golda Meir St.
       Weizmann Science Park
       Ness Ziona, 7403650, Israel

                                                        Re: Sol-Gel
Technologies Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed April 7, 2022
                                                            File No. 333-264190

       Dear Dr. Seri-Levy:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Nathan Ajiashvili, Esq.